ASTRIS ENERGI REPORTS FISCAL 2006 RESULTS

MISSISSAUGA, ONTARIO, CANADA, May 28, 2007 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), an alkaline fuel cell (AFC) technology company, has filed its audited financial results for the twelve months ended December 31, 2006. All amounts below are in Canadian dollars unless otherwise indicated.

12-Month Financial Review

Revenue for the year ended December 31, 2006 was $85,915, compared with $291,512 for the previous year. The main source of revenue in 2006 was from the sale of a portable AFC generator, some fuel cells and related test equipment.

Expenses for the 2006 fiscal year totalled $2,206,337 compared with $5,622,376 for the same period in 2005. There was no technology write off in 2006 compared to a $1.5 million non-cash accounting write off of intangible technology asset in 2005. General and Administrative and marketing and business development expenses were lower, reflecting less stock option and warrant expensing. Business development and marketing costs were lower. Other expenses included increased accounting and legal expenses related to being a publicly traded company in the United States and increased costs associated with the debenture financing.

Astris reported a net loss for the year ended December 31, 2006 of $2,120,422 compared with a loss of $5,330,864 in 2005. On a per share basis, the loss was $0.05 (basic and diluted) compared with a loss of $0.16 (basic and diluted) in 2005.

For more detailed information, the Management Discussion and Analysis and complete audited financial statements can be found at www.sedar.com.

Due to the filing of these audited financial statements and management discussion and analysis, the management cease trade order issued by the Alberta Securities Commission on May 1, 2007 will expire effective May 30, 2007.

Forward-Looking Statements

Any statements in this release that are not statements of fact may be considered “forward looking statements” as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Anthony Durkacz
VP of Finance
905-608-2000
Astris Energi Inc.